UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Reeves Telecom Limited Partnership

(Name of Subject Company (Issuer))

Reeves Telecom Acquisition Corp.
John S. Grace

(Name of Filing Persons (Offerors))

Limited Partnership Units
Unexchanged Shares of Common Stock of Reeves Telecom Corporation

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John S. Grace, President	Copy to:
Reeves Telecom Acquisition Corp.	Thomas A. Klee, Esq.
55 Brookville Road	Law Office of Thomas A. Klee
Glen Head, NY 11545	55 Bath Crescent Lane
(516) 686-2211	Bloomfield, CT 06002
(860) 242-0004

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Units-$2,616,800	$279.97
Shares- 100,543	10.59
Total-$2,717,343	$290.76

* The filing fee is calculated on the basis of the total amount of the Offer, consisting of $1.50 cash per Unit for 1,744,533 Units issued and outstanding and 67,029 unexchanged shares of Common Stock of Reeves Telecom Corporation.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $290.76
Form or Registration No.: Schedule TO
Filing Party: Reeves Telecom Acquisition Corp.
Date Filed: June 14, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 to the Tender Offer Statement and Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule TO relates to the offer by Reeves Telecom Acquisition Corp. (“RTAC”) and John S. Grace (together, the “Offerors”) to purchase any and all outstanding limited partnership units (the “Units”) of Reeves Telecom Limited Partnership, a South Carolina limited partnership (the “Partnership”), at a price of $1.50 per Unit, and any and all unexchanged shares of Common Stock of Reeves Telecom Corporation, the predecessor of the Partnership (the “Shares”), at a price of $1.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase and the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”) and which are filed as exhibits to this Amendment No. 5 to Schedule TO.

The Offerors have extended the expiration date of the Offer to Friday, September 8, 2006 at 5:00 p.m., Eastern Daylight Time (the “Expiration Date”). The Offerors expressly reserve the right, in their sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 of the Offer to Purchase shall have occurred or shall be deemed by the Offerors to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Units and Shares by giving oral or written notice of the extension to the Partnership and making a public announcement of the extension. The Offerors also expressly reserve the right, in their sole discretion, to initiate a subsequent offering period after the Expiration Date, as it may be extended from time to time.

As of the close of business on August 15, 2006, a total of 175,097 Units and 849 Shares had been tendered and not withdrawn. Until the termination of the Offer on the Expiration Date, or any date to which the Offer is further extended, all tendered Units and Shares may be withdrawn.

ITEM 1. SUMMARY TERM SHEET.

Incorporated by reference from the Summary Term Sheet of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. Incorporated by reference from Section 9 of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Securities. The Offer is for any and all limited partnership units (the “Units”) of the Partnership and unexchanged shares of Common Stock (the “Shares”) of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. As of June 30, 2006, there were 1,744,533 Units issued and outstanding and 67,029 Shares that have not been exchanged for Units.

(c) Trading Market and Price. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. Reeves Telecom Acquisition Corp. is a Delaware corporation. John S. Grace is a citizen of the United States. The address of the principal executive office of Reeves Telecom Acquisition Corp. and of John S. Grace is 55 Brookville Road, Glen Head, NY 11545, telephone: (516) 686-2211.

(b) Business and Background of Entities. Reeves Telecom Acquisition Corp. has had limited business activity, serving primarily as a holding company for certain of Mr. Grace’s investments.

(c) Business and Background of Natural Persons. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. Incorporated by reference from Sections 1, 3, 4, 5, 6, 12 and 13 of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Significant Corporate Events. None.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(c) Plans. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” and Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Potential Sale of a Portion of the Partnership’s Real Estate Assets” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. Incorporated by reference from Section 8, “Source and Amount of Funds,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Conditions. None.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Securities Transactions. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Incorporated by reference from Section 15, “Miscellaneous,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

ITEM 10. FINANCIAL STATEMENTS.

(a) Incorporated by reference from Section 8, “Source and Amount of Funds,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(10). Additional financial statements of the Offerors are not deemed material pursuant to Instruction 2 to Item 10 of Schedule TO because (i) the consideration offered consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offer is for all outstanding Units and Shares.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Incorporated by reference from Sections 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” and 11, Legal Matters; Regulatory Approvals,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase dated June 14, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule TO filed by Offeror on June 14, 2006.

(a)(2)	Letter of Transmittal dated June 14, 2006. Incorporated by reference from Exhibit (a)(2) to Schedule TO filed by Offeror on June 14, 2006.

(a)(3)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 14, 2006. Incorporated by reference from Exhibit (a)(3) to Schedule TO filed by Offeror on June 14, 2006.

(a)(4)	Letter to Clients dated June 14, 2006. Incorporated by reference from Exhibit (a)(4) to Schedule TO filed by Offeror on June 14, 2006.

(a)(5)	Notice of Guaranteed Delivery. Incorporated by reference from Exhibit (a)(5) to Schedule TO filed by Offeror on June 14, 2006.

(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Incorporated by reference from Exhibit (a)(6) to Schedule TO filed by Offeror on June 14, 2006.

(a)(7)	Press Release dated June 9, 2006. Incorporated by reference from Exhibit (a)(1) to Schedule TO filed by Offeror on June 9, 2006.

(a)(8)	Letter to Unit holders of Reeves Telecom Limited Partnership and attachments dated June 9, 2006. Incorporated by reference from Exhibit (a)(2) to Schedule TO filed by Offeror on June 9, 2006.

(a)(9)	Press Release dated July 14, 2006. Incorporated by reference from Exhibit (a)(9) to Amendment No. 1 to Schedule TO filed by Offeror on July 14, 2006.

(a)(10)	Press Release dated August 4, 2006. Incorporated by reference from Exhibit (a)(10) to Amendment No. 2 to Schedule TO filed by Offeror on August 4, 2006.

(a)(11)	Press Release dated August 11, 2006. Incorporated by reference from Exhibit (a)(11) to Amendment No. 3 to Schedule TO filed by Offeror on August 11, 2006.

(a)(12)	Amended Offer to Purchase dated August 16, 2006. Incorporated by reference from Exhibit (a)(12) to Amendment No. 4 to Schedule TO filed by Offeror on August 16, 2006.

(a)(13)	Amended Offer to Purchase dated August 18, 2006.

ITEM 13. ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3.

Item 1. Summary Term Sheet.

Incorporated by reference from the Summary Term Sheet of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 2. Subject Company Information.

(a) Name and Address. Incorporated by reference from Section 9 of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Securities. The Offer is for any and all limited partnership units (the “Units”) of the Partnership and unexchanged shares of Common Stock (the “Shares”) of Reeves Telecom Corporation (the “Corporation”), the predecessor of the Partnership, which have not been exchanged for Units on a 1-for-1 basis pursuant to the terms of the Corporation’s 1979 plan of liquidation, as amended. As of June 30, 2006, there were 1,744,533 Units issued and outstanding and 67,029 Shares that have not been exchanged for Units.

(c) Trading Market and Price. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Lack of a Public Market for Units or Shares,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(d) Dividends.  Incorporated by reference to Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider- Determination of the Purchase Price - No Distributions,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(e) Prior Public Offerings. Neither the Partnership nor either of the Offerors have made any underwritten public offering of the Units or Shares during the past three years..

(f) Prior Stock Purchases. Neither of the Offerors has purchased any Units or Shares during the past two years.

Item 3. Identity and Background of Filing Persons.

(a) Name and Address. Reeves Telecom Acquisition Corp. is a Delaware corporation. John S. Grace is a citizen of the United States. The address of the principal executive office of Reeves Telecom Acquisition Corp. and of John S. Grace is 55 Brookville Road, Glen Head, NY 11545, telephone: (516) 686-2211.

(b) Business and Background of Entities. Reeves Telecom Acquisition Corp. has had limited business activity, serving primarily as a holding company for certain of Mr. Grace’s investments.

(c) Business and Background of Natural Persons. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 4. Terms of the Transaction.

(a) Material Terms. Incorporated by reference from Sections 1, 3, 4, 5, 6, 12 and 13 of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(c) Different Terms. No Unit holders will be treated differently from any other Unit holders. No holder of Shares will be treated differently from any other holder of Shares. Both holders of Units and Shares who tender their Units or Shares which, for any reason, are not purchased under this Offer will receive a certificate representing Units. In the case of holders of Shares, this is due to the fact that all of the outstanding Shares were to have been exchanged for Units on a 1-for-1 basis pursuant to the Corporation’s 1979 plan of liquidation and that, following the dissolution of the Corporation in 1980, no certificates representing Shares have been issued.

(d) Appraisal Rights. Incorporated by reference to Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - No Approval of Security Holders Required; No Appraisal Rights,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(e) Provisions for Unaffiliated Security Holders. No provision has been made in connection with the transaction to grant unaffiliated security holders access to the corporate files of the Offerors or to obtain counsel or appraisal services at the expense of the Offerors.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership - Contacts, Transactions and Agreements,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. Incorporated by reference to Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price- Potential Sale of a Portion of the Partnership’s Real Estate Assets,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plan or Proposals.

(b) Use of Securities Acquired. The securities acquired in this Offer will be acquired by RTAC. The Offerors presently intend that RTAC will retain all securities acquired in this Offer or may distribute them to John S. Grace, who presently intends to retain all securities acquired in this Offer if they are distributed to him. The Partnership, the issuer of the Units and an affiliate of the Offerors, is not acquiring any Units in this Offer.

(c)(1)-(8) Plans. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals - Plans and Proposals,” and Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Potential Sale of a Portion of the Partnership’s Real Estate Assets” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals - Purpose of the Offer” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Alternatives. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of the Offer Price; Additional Factors to Consider - Alternatives to the Offer” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(c) Reasons. Incorporated by reference from Section 2, “Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals - Purpose of the Offer” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(d) Effects. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals - Certain Effects of the Offer,” Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider” and Section 12, “U.S. Federal Income Tax Consequences,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 8. Fairness of the Transaction.

(a) Fairness. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Factors Considered in Determining Fairness. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(c) Approval of Security Holders. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - No Approval of Security Holders Required; No Appraisal Rights” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(d) Unaffiliated Representative. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Fairness of the Transaction” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(e) Approval of Directors. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Fairness of the Transaction” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(f) Other Offers. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider -Determination of the Purchase Price” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

(a) Report, Opinion or Appraisal. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Fairness of the Transaction” and Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Appraised Value of the Partnership’s Land” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Preparer and Summary of the Report, Opinion or Appraisal. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Fairness of the Transaction” and Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of Purchase Price - Appraised Value of the Partnership’s Land” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(c) Availability of Documents. Incorporated by reference from Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Determination of the Purchase Price - Appraised Value of the Partnership’s Land” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 10. Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. Incorporated by reference from Section 8, “Source and Amount of Funds,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Conditions. None.

(c) Expenses. Incorporated by reference from Section 14, “Fees and Expenses,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Securities Transactions. Incorporated by reference from Section 10, “Directors and Executive Officers of the Offerors; Past Contacts, Transactions and Agreements with the Partnership,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The Offers believe that no affiliate of the Issuer will tender Units or Shares under the Offer.

(e) Recommendations of Others. Incorporated by reference from Section 2, “Background of the Offer; Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals -Purpose of the Offer” and Section 7, “Fairness of the Transaction; Determination of Purchase Price; Additional Factors to Consider - Fairness of the Transaction” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 13. Financial Statements.

(a)
Financial Information. Incorporated by reference from pages F-1 to F-15 of the Annual Report on Form 10-K for the year ended December 31, 2005 and pages 1 to 14 of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed by the Partnership with the Commission electronically on EDGAR.

(b)	Pro Forma Information. Not applicable.

(c)
Summary Information. Incorporated by reference from Section 9, “Certain Information Concerning the Partnership - Summary Financial Information” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Incorporated by reference from Section 15, “Miscellaneous,” of the Amended Offer to Purchase filed herewith as Exhibit (a)(13).

(b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

(b)	Other Material Information. Not applicable.

Item 16. Exhibits. See Item 12 above.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 18, 2006	Reeves Telecom Acquisition Corp.

	By:	/s/ JOHN S. GRACE
John S. Grace
Its: President

/s/ JOHN S. GRACE
John S. Grace